EXHIBIT 99.2

                            SECTION 198 ANNOUNCEMENT
                            ------------------------


Telewest Communications plc (the `Company')

The Company was advised on 13 January 2003 that the following companies in the Liberty Media Group have a notifiable interest under section 198 of the Companies Act 1985 in the issued ordinary share capital of the Company in the amounts indicated:

NOTIFYING COMPANY                                              ORDINARY SHARES
-----------------                                              ---------------

(a)  Liberty Global Inc                                        722,205,225
(b)  Liberty International B-L LLC                             722,205,225
(c)  Liberty Flex Holdings Ltd                                 218,820,543


The Company was also advised on 13 January 2003 that, as a result of transactions effected on 19 December 2002, the following companies in the Liberty Media Group have ceased to have a notifiable interest under section 198 of the Companies Act 1985 in the issued ordinary share capital of the Company in the amounts indicated:

NOTIFYING COMPANY                                              ORDINARY SHARES
-----------------                                              ---------------

(a)  Liberty UK Inc                                            463,438,961
(b)  Liberty UK Holdings Inc                                   19,945,721
(c)  Liberty Programming UK Inc                                218,820,543
(d)  Liberty TWSTY Holdings Inc                                20,000,000


The Company believes that, notwithstanding the transactions referred to above, the notifiable interest in the issued share capital of the Company that is held by the Liberty Media Group, comprising Liberty Media Corporation and its subsidiary undertakings, holding companies and subsidiary undertakings of such holding companies, remains unchanged at 25.18 per cent.


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